Management’s Discussion and Analysis

For the Year Ended December 31, 2015

Dated: March 24, 2016

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Introduction

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a junior copper exploration and development company with the primary objective to advance its copper projects in the Yerington District, Nevada, United States. It also has a 35% interest in a gold project located in Alaska and a 25% interest in a silver project located in Mexico.

The Company is based in Vancouver, British Columbia, Canada and its common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and OTCQX Markets under the symbol “QTRRF”.

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of the Company for the years ended December 31, 2015 and 2014. This MD&A is prepared as of March 24, 2016 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014, together with the related notes thereto.

The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in U.S. Dollars, unless otherwise indicated. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

These Forward-Looking Statements include, but are not limited to:

•	planned exploration drilling and geological and geophysical related activities;
•	the potential impact of future exploration results on copper projects in Yerington district;
•	mineral resource estimates;
•	preliminary economic assessments of mineral projects including assumptions and estimates used therein;
•	future metal prices and foreign exchange rates;
•	the Company’s ability to obtain additional financing on satisfactory terms;
•	future source of liquidity, cash flows and their uses; and
•	potential changes in the ownership structures of the company’s projects.

Forward-looking statements are subject to risks and uncertainties which could cause actual events or results, such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects to differ from those reflected in Forward-Looking Statements. These risks and uncertainties include without limitation:

•	the Company’s ability to finance the continued exploration of mineral properties;
•	the Company’s history of losses and ability to continue as a going concern;
•	the lack of proven mineral reserves or probable mineral reserves;
•	uncertainty that there will be any production at the Company’s mineral exploration properties;
•	decreases in resource estimates and preliminary economic assessments resulting from updated testing; changes in methodology in modeling resources, and technical analysis;

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;
•	the impact of governmental regulations, including environmental regulations; and
•	commodity price fluctuations.

This list is not exhaustive of the factors that may affect the Company’s Forward-Looking Statements.

Although the Company has attempted to identify risks and uncertainties that may cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many factors are beyond the Company’s control. As actual results and future events could differ materially from those anticipated in Forward-Looking Statements, readers should not place undue reliance on such statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman, President and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.

Highlights for the year ended December 31, 2015

On June 15, 2015, the Company announced that Freeport-McMoRan Nevada LLC (“Freeport Nevada”) extended the Membership Interest and Option Agreement (the “Option Agreement”) for an additional 12 months (Stage 2) and committed $7.15 million in funding (with $4.575 million received in 2015) to the Company’s wholly owned subsidiary Singatse Peak Services LLC (“SPS”). SPS holds a 100% interest in four copper properties, known as MacArthur, Yerington, Bear, and Wassuk, collectively the “Yerington Assets”, located in Yerington District, Nevada.

Pursuant to the Option Agreement entered into on June 13, 2014, Freeport Nevada has the option to acquire an initial 55% interest in SPS by spending $40.75 million in three stages over a four-year period. Stage 1 was completed in June 2015 with $2.5 million spending in land, water and mineral rights maintenances costs and general administrative support for SPS.

On August 13, 2015, the Company commenced a five- to seven-hole exploration drilling program at the Bear deposit – a large porphyry copper system – funded by the Freeport Nevada Stage 2 commitment. The drilling program is designed to assess historic assay results and determine geological controls for higher-grade mineralization. A magneto telluric (MT) geophysical survey was also carried out over the Bear target area to assist in drill site selection. Results from the drill program are being released as they become available. Assays from the three holes completed in 2015 were released sequentially on November 17, December 23, 2015 and February 8, 2016.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Highlights of the first hole B-048, drilled vertically, include an intercept of 1,157.5 feet of 0.42% copper starting at 1,573 feet including 123.6 feet higher grade mineralization beginning at 2,588.5 feet averaging 1.07% copper, 0.03% molybdenum, 0.036 ppm gold, and 0.9 ppm silver. Hole B-048 was a twin of the Anaconda Mining Company’s historic hole 23B drilled in 1966. A second vertical hole, B-049, intercepted 1,138 feet of 0.26% copper beginning at a depth of 1,588 feet. Higher-grade mineralization was restricted to narrow zones varying from three to 5.5 feet in width. The second hole extended an already large mineralized system an additional 779 feet to the north. The third vertical drill hole, B-050, intercepted 521.9 feet of 0.36% copper beginning at 2,429.2 feet. It included 6.1 feet 1.91% copper, 0.22 ppm gold and 5.7 ppm silver starting at 2,330.5 feet.

On September 3 and December 7, 2015 respectively, the Company announced management changes for its Chief Executive Officer, Steve Dischler, and Chief Financial Officer Scott Hean. Mr. Dischler and Mr. Hean resigned from their positions for personal reasons and have remained as consultants to the Company. Thomas Patton was appointed President and CEO of Quaterra and Lei Wang Chief Financial Officer of the company.

On December 31, 2015, the Company announced a one-year extension of the expiry date for the $500,000 convertible notes to January 2, 2017. The convertible notes were issued pursuant to a non-brokered private placement closed on July 2, 2014. All other terms remain unchanged.

On January 15, 2016, the Company sold its 100% interest in the Mexican subsidiary Minera Agua Tierra S.A. de C.V. for $500,000.

On March 1, 2016, the Company extended the final payment date for the Blackberry Ventures LLC (“Blackberry”) purchase of the Nieves silver property to June 1, 2016.

Mineral Properties

Since incorporation, the Company has been engaged in the acquisition and exploration of mineral properties in North America.

As part of the Freeport Nevada Option Agreement, all of Quaterra’s Yerington District copper assets, including MacArthur, Yerington and Bear, were transferred to SPS effective August 11, 2014. Acquisition and exploration costs totaling $4,078,688were costs incurred during the year ended December 31, 2015, comprised of: $329,484 at MacArthur, $230,641 at Yerington, $3,352,411 at Bear, $131,317 at Wassuk, $12,112 at Herbert, and $22,723 at Nieves.

The increase in acquisition and exploration costs during the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily related to the additional acreage added to the Bear project and the extension of Stage 2 by Freeport Nevada which includes a drill program currently in progress on the Bear deposit.

All project maintenance costs associated with the Company’s Yerington properties are currently being funded by Freeport Nevada’s option payments under the terms of the Option Agreement.

The Yerington Projects, Nevada

Quaterra’s Yerington Projects – located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada, consist of the Bear porphyry copper deposit; the MacArthur oxide and sulfide deposits; the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Mining Company; and a number of untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

a. Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. In May 2015, SPS entered into an option agreement to acquire a fifth property covering approximately 1,050 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements Quaterra (now SPS) has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

Exploration drilling commenced in August 2015 at the Bear deposit, a large porphyry copper system. The objectives of the exploration drilling program are to:

•	Twin one previous historic drill hole to corroborate historic assay results.
•	Test whether the thicker and higher-grade intercepts extend to the north of previous drilling as suggested by grade-thickness contouring.
•	Determine the geologic controls for higher-grade mineralization.
•	Establish the limits of the mineralized system horizontally and at depth.

Boart Longyear is the drill contractor. Each hole will include Rotosonic drilling to bedrock followed by coring to total depth. Drill results for two holes were released before the end of the year, and a third was released in January 2016. Drilling is expected to be completed during the second quarter of 2016.

Quaterra has also performed a magneto telluric (MT) geophysical survey over the Bear target area, consisting of 108 stations at 250 meter spacing. The MT survey data may assist in the detection of major fault structures, intrusive rock types and alteration patterns, all of which may be used to gain a better understanding of the Bear deposit, and to assist in drill site selection.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and, until recently, was never consolidated under a single owner. In 2013 and 2015, SPS consolidated key acreage over the Bear. A part of SPS’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest-grade mineralization discovered during previous exploration of the area.

Historical information compiled for the Bear deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two miles square. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Quaterra does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

The Bear deposit is a large, structurally complex porphyry copper system that occurs below 500 to 1,000 feet of valley fill and volcanic rocks of Tertiary age. Mineralization occurs predominantly in quartz monzonite, border phase quartz monzonite, and quartz monzonite porphyry dikes of Jurassic age. There does not seem to be any relation between the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets of fresh feldspar and shreddy biotite. Copper oxide mineralization is not present and only minor occurrences of chalcocite have been noted. Molybdenite is a common sulfide within the deposit, usually occurring with the best copper mineralization. However, only about 20% of the historic core samples have been analyzed for molybdenite and more studies are necessary to better understand its average grade and distribution.

The Bear project is a high priority because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum and gold could also represent by-product credits. Exploration to expand and upgrade the historic Bear resource into a current mineral resource as defined under NI43-101 is a high priority. With exploration success, the Bear deposit could become a catalyst to expedite development of the entire district.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

b. The MacArthur Deposit

The Company’s 100%-owned MacArthur deposit is an acid-soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of March 2015 a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread zone of acid-soluble oxide copper overlying secondary chalcocite mineralization and primary copper mineralization that may be related to a major porphyry copper system.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona, completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

The MacArthur PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes inferred mineral resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as mineral reserves. Thus, there is no certainty that the production profile concluded in the MacArthur PEA will be realized. Actual results may vary, perhaps materially.

c. Yerington Deposit

The Yerington deposit refers to the former Anaconda mine site, a large partially mined porphyry copper system that includes the Yerington mine and a portion of the Bear copper deposits. The Anaconda Company conducted open pit mining from 1953 to 1978, producing 1.75 billion pounds of copper from first oxide, and later, sulfide ores. The Atlantic Richfield Company bought the Anaconda Company in 1977 and terminated work on the site shortly thereafter.

Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid-soluble copper oxides and chalcocite around the Yerington pit margins. The Yerington deposit has potential for additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is required to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have explored the deep vertical projection of mineralization.

Quaterra’s subsidiary, SPS, purchased the Anaconda properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/year of primary ground water rights which have senior priority standing, and are specifically permitted for mining and milling. These water rights have significant value. Recent sales of primary ground water in Mason Valley, Nevada, have sold for over $3,000 per acre-foot.

After a technical review of all available historical information, SPS commenced exploration on the Yerington copper project with a drilling program comprising 21,887 feet in 42 holes during the last half of 2011.

Tetra Tech completed a mineral resource estimate and independent NI43-101 technical report update for the mineralization in and around the historic Yerington Mine in November of 2013 which supersedes its previous report completed in February 2012. The updated resource is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. Over 800 drill holes have been drilled on the property.

These additional holes are well distributed throughout the deposit and provide infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimate and a new resource definition.

A drilling program to sample residuals (historic dumps and tailings) at the Yerington site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. The samples were sent to Metcon Labs in Tucson, Arizona for metallurgical testing. The residuals are not included in any resource estimates that the Company has documented. Further characterisation would need to be performed on the residuals to assess their potential as a resource.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS’s participation in this work, the Company obtained a site-wide ‘Covenant Not to Sue’ for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement’s ‘Covenant Not to Sue’ strengthens SPS’s ‘Bona Fide Prospective Purchaser Defense’ against liability resulting from the contamination at the site prior to SPS’s purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build new ponds to address the FMS capacity issues.

The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of $93,254 during the calendar year of 2014 which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP.

In December 2015, the EPA sent a request to the Nevada Governor seeking the State’s support for listing the Anaconda-Yerington Mine Site on the EPA National Priorities List or “NPL”. EPA is considering an NPL listing at this time as a mechanism to provide federal funds for remediation of contamination of the site left by former owners Arimetco Inc. This portion of the Site is referred to as Operable Unit 8 (OU8) and is an unfunded liability due to Arimetco’s bankruptcy. The Governor has responded to the EPA noting that the State will not object to the initiation of the listing process.

SPS has the ‘Covenant Not to Sue’ with the EPA, and believes it qualifies for the ‘Bona Fide Prospective Purchaser Defense’ to CERCLA liability. The existing contamination at the site, other than that for which EPA seeks the listing is the responsibility of the Atlantic Richfield Company which has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site.

SPS’s current work program at the Bear is not affected by the recent EPA letter to the Governor, nor his reply. Also, SPS does not believe at this time that an NPL listing precludes advancing mineral exploration and development at the Site.

Herbert Gold, Alaska

The Herbert gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 91 unpatented lode claims located 30 kilometers north of Juneau and 42 kilometers south of Coeur Alaska's Kensington gold mine. The property covers at least six parallel vein structures exposed at the toe of a retreating glacier.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra (35%) and Grande Portage (65%) formed a joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

A total of 127 diamond drill holes and four trenches have investigated the Herbert Gold Property since its discovery in 1986. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

The results of the 2012 drilling program were included in the database used by D.G. DuPre & Associates for a mineral resource estimate as defined in NI 43-101, which was released in February 2013. The updated estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (g/t) containing 182,400 ounces of gold in the Deep Trench and Main veins. The resource was calculated using a base case cut-off of 2 g/t. The Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 g/t gold for a total of 12,800 ounces of gold, also at a cutoff of 2 g/t. The mineralization is open at depth and along strike.

No drilling was performed during 2013. All wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit. The third year of baseline environmental water studies was completed. Although the 2014 Operating Plan was approved by the US Forest Service on February 27, 2014, the joint venture elected not to drill due to a lack of funds.

The Joint Venture’s 2015 Operating Plan was approved by the US Forest Service on April 7, 2015. However, no drilling took place in 2015 because of continued depressed gold prices and lack of funds. The Company is currently in the process of monetizing non-core assets, including its 35% interest in the Herbert project, but to date no buyers have been identified.

Nieves Property, Mexico

On December 29, 2014, the Company announced that it had agreed to sell its 50% interest in Nieves to joint-venture partner Blackberry for $4.0 million with payment in a series of four tranches whereby it would transfer 12.5% interest in the project to its Joint Venture Partner for each payment of $1.0 million received. To date, two payments have been received: $1.0 million on December 29, 2014; and another $1.0 million on April 15, 2015. Blackberry now owns 75% of the joint venture and the Company 25%. In September 2015, the Company agreed to extend the $1.0 million payment that was due until November 1 for a $25,000 fee. The Company received $500,000 on or November 16, 2015 and was to receive $1,500,000 on or before March 1, 2016. However, a subsequent agreement was negotiated, that, subject to certain conditions, allows Blackberry to acquire the remaining interest in Nieves for $1.0 million, payable on or before June 1, 2016. Blackberry is responsible for all costs of the project until June 1, 2016.

Since becoming project operator, Blackberry staked an additional 1,878 hectares (7.2 square miles, title pending) on the west side of the property, completed an induced polarization survey over a new target area and core-drilled two holes which were completed in September. Blackberry has informed the Company that the new drill holes did not intersect significant mineralization.

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 75% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the Nieves project October 31, 2012 (the “Nieves PEA”). The Nieves PEA was amended and restated on January 7, 2014. The study used a database including the analytical results of 54,388 meters of drilling in 185 holes to conclude that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over a 10-year mine life.

The PEA was completed while the price of silver prices was more than $30.00 per ounce. The objective was to make the proposed pit as large as possible and so a 15 g/t cut-off was used, which lowered the average grade. The 2012 PEA has not been updated or optimized to reflect the effects of lower silver prices on project economics.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Nieves Project have not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the Nieves PEA will be realized. Actual results may vary, perhaps materially.

Other Mexico Properties, Goldcorp IFA

Quaterra and its subsidiaries are no longer active in Mexico. The Goldcorp IFA expired on January 29, 2016.

Exploration Expenditures

For more detailed information regarding the Company’s mineral properties please refer to Note 5 “Mineral Properties” in the Company’s consolidated financial statements for the year ended December 31, 2015.

As of December 31, 2015, total accumulated acquisition and exploration expenditures for each mineral property is summarized as below:

	December 31, 2014	Additions	Recoveries	December 31, 2015
Total acquisition	$8,154,745	$1,466,696	$-	$9,621,441
Total exploration	26,511,943	2,611,992	-	29,123,935
Recovery from sales of properties and advances for exploration	(2,370,366)	-	(6,075,000)	(8,445,366)
Total	$32,296,322	$4,078,688	$(6,075,000)	$30,300,010

All Mineral Properties	December 31, 2014	Additions	Recovery/Advance	December 31, 2015
MacArthur Copper	$18,370,630	$329,484	$(368,166)	$18,331,948
Yerington Copper	9,084,115	230,641	(230,641)	9,084,115
Bear Copper	398,100	3,352,411	(3,976,193)	(225,682)
Herbert Gold	1,515,459	12,112	-	1,527,571
Wassuk Copper	562,891	131,317	-	694,208
Nieves Silver	2,365,127	22,723	(1,500,000)	887,850
Total	$32,296,322	$4,078,688	$(6,075,000)	$30,300,010

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Review of Operations and Financial Results

Year ended December 31, 2015

For the year ended December 31, 2015, the Company incurred a net loss of $3.1 million (2014 – $2.14 million). Both years are significantly affected by the non-cash fair value calculations on derivative liability in addition to the write-down and disposals of mineral properties in 2014.

The Company has continued to reduce its general administration costs where possible. During the year 2015, total G&A costs were reduced by $432,218 mainly due to the reduction in professional fees and personnel.

Professional fees decreased as a result of decreased legal fees related to the Option agreement with Freeport Nevada during 2014. Personnel costs were lower in 2015 due to the retrenchment in the Quaterra Alaska and Mexican subsidiaries in 2015. The reduction was partially offset by the higher consulting costs which were incurred for corporate development and strategies implementation. Directors’ fees were reinstated starting the third quarter of 2015 at a monthly rate of CAD$3,959 for three the Company’s independent directors.

Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative liability and must be valued at fair value on each reporting date. Any fair value changes are recorded to profit and loss. Due to the fluctuation of the Company’s share price, a $1,207,198 loss was recorded in 2015 (2014 - $597,124 gain).

The Company evaluates the carrying value of each of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2014, the Company recorded a $3 million written-down mainly related to the sale of its Nieves silver property in December 2014. The Company has focused its activities on its Yerington Assets under the Option Agreement with Freeport Nevada and not impaired any mineral properties during the year 2015.

General exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred after impairment or costs the Company may incur prior to acquisition of a mineral property. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

A comparative of the changes in expenditures is listed below:

	Year ended December 31,		Increase
	2015	2014	(Decrease)
General and administrative expense
Administration and general office	$273,704	$315,729	$(42,025)
Consulting	159,825	33,784	126,041
Depreciation	9,529	29,689	(20,160)
Directors' fees	17,985	-	17,985
Investor relations and communications	72,329	77,790	(5,461)
Personnel costs	701,737	908,364	(206,627)
Professional fees	274,875	570,372	(295,497)
Share-based payments	208,450	220,193	(11,743)
Transfer agent and regulatory fees	63,014	96,472	(33,458)
Travel and promotion	78,286	39,559	38,727
	1,859,734	2,291,952	(432,218)
Exploration partner administration fees	(25,000)	(19,649)	(5,351)
Fair value loss (gain) on derivative liability	1,207,198	(597,124)	1,804,322
Foreign exchange gain	(70,587)	(182,449)	111,862
General exploration costs	18,089	366,030	(347,941)
Impairment of marketable securities	-	3,590	(3,590)
Impairment of mineral properties	-	3,022,543	(3,022,543)
(Gain) loss on disposal of equipment	42,116	(6,972)	49,088
Gain on disposal of mineral properties	-	(2,853,832)	2,853,832
Interest expense and other	72,311	116,494	(44,183)
	$1,244,127	$(151,369)	$1,395,496

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Three months ended December 31, 2015

For the three months ended December 31, 2015, the Company incurred a net loss of $743,586 (2014 - $234,240) with the following transactions incurred during the period: (i) the expiry date for the $500,000 convertible notes was extended to January 2, 2017 from January 2, 2016; (ii) the Company recorded a lower personnel cost due to the management change in late 2015; and (iii) $500,000 was received from Blackberry related to the instalment payments for the Nieves silver property.

Other than above, there were no significant transactions occurred during the three months ended December 31, 2015.

Selected Annual Information

		December 31,
	2015	2014	2013
Financial performance
Total income	$-	$19,649	$22,780
Net loss for the year	(3,103,861)	(2,140,583)	(24,826,635)
Basic and diluted loss per share	(0.02)	(0.01)	(0.14)
Financial position
Working capital (deficiency)	5,170,849	3,234,404	(167,083)
Total assets	36,957,266	37,837,148	39,833,626
Non-current liabilities	1,391,956	1,681,867	1,026,722
Cash dividends declared	-	-	-

Quarterly Information Trends

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

•	General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program and the availability of funds.
•	The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

•

Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in U.S. Dollars, Canadian dollars and Mexican Pesos, and reports its financial results in U.S. Dollars.

•	Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
•	Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.
•

Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.

The following table sets for the quarterly financial information for each of the last eight quarters:

	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Administration and general office	$(381,750)	$(383,888)	$(542,447)	$(343,199)
Share-based payments	-	(196,410)	(2,465)	(9,575)
Exploration partner administration income	-	25,000	-	-
Fair value gain (loss) on derivative liability	(351,070)	464,652	(1,588,340)	267,560
Foreign exchange gain (loss)	2,164	24,496	(9,503)	53,430
General exploration costs	(1,960)	(7,500)	(4,500)	(4,129)
Loss on disposal of equipment	-	-	(42,116)	-
Interest expenses	(10,970)	(24,486)	(20,417)	(16,438)
Net loss	(743,586)	(98,136)	(2,209,788)	(52,351)
Basic loss per share	$-	$-	$(0.01)	$-

	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Administration and general office	$(625,021)	$(465,079)	$(485,971)	$(495,688)
Share-based payments	(36,669)	(16,143)	(160,853)	(6,528)
Exploration partner administration income	2,244	4,722	8,618	4,065
Fair value gain on derivative liability	8,025	615,166	(209,161)	183,094
Foreign exchange gain (loss)	196,723	(15,587)	3,430	(2,117)
General exploration costs	(126,190)	(56,235)	(100,861)	(82,744)
Unrealized loss on marketable securities	-	-	(3,015)	(575)
Impairments of mineral properties	(2,473,325)	-	(549,218)	-
Gain on disposal of equipment	-	-	-	6,972
Gain on sale of mineral property	2,853,832	-	-	-
Interest expenses	(33,859)	(61,997)	(11,270)	(9,368)
Net loss	(234,240)	4,847	(1,508,301)	(402,889)
Basic loss per share	$(0.15)	$(0.02)	$-	$-

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Liquidity and Capital Resources

To date, Quaterra has been dependent on equity, joint venture partners’ contribution and proceeds from disposal of certain mineral properties for funding. As of March 24, 2016, cash on hand is $5.2 million and working capital is $4.9 million.

During the year ended December 31, 2015, the Company received the proceeds, and in 2016 expects to receive the proceeds, set forth in the following table:

Transactions	From	Received in 2015	To be received in 2016(1)
Option Agreement, Stage 2 commenced in June 2015	Freeport-McMoRan Nevada LLC	$4.575 million	$2.575 million
Non-core asset sale closed in October 2014	Freeport-McMoRan Mineral Properties Inc.	$2.0 million	$2.0 million
Nieves silver sale closed in December 2014	Blackberry Ventures I, LLC	$1.5 million	$1.0 million
Total		$8.075 million	$5.575 million

(1) Assumes receipt of payments due under Stage 2 of the Option Agreement, asset sale agreement, and the Nieves silver sale agreement as amended.

The funds received under the Option Agreement have been primarily used in the Bear drilling program, Yerington Assets mineral rights acquisitions and claim maintenance, and general administrative support.

Funds received from Freeport McMoRan Mineral Properties Inc. and Blackberry Ventures have been used in working capital for the corporate activities and expenses.

With the cash on hand, the anticipated funding commitment from Freeport Nevada and the proceeds from the sale of non-core assets, the Company believes it has sufficient cash to maintain its operations in the next 12 months.

The Company has a $500,000 convertible note due on January 2, 2017. The outstanding principal may be converted by the note holder at rate of CAD$0.10 per share at any time until maturity. The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5%. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington Assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at December 31, 2015.

Related Party Information and Commitments

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex at a current monthly rate of CAD$8,000 for office space plus CAD$5,000 of corporate services till August 31, 2017.

The Company may terminate the services portion of the agreement upon 30 days’ notice, and the office lease portion of the agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

As of December 31, 2015, the Company had a total of CAD$160,000 in commitments related to its Vancouver office premises.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Outstanding Share Data

As at March 24, 2016, 193,479,416 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of $0.13, and 15,565,000 stock options were outstanding at weighted average exercise price of CAD$0.38 and weighted contractual life of 2.81 years.

Off Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any arrangements that would be excluded from the balance sheet.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company periodically reviews potential acquisition, dispositions, investment, joint venture and other opportunities that could enhance shareholder value. Other than as disclosed herein, there are no proposed transactions that would be considered by management to constitute a material change in the affairs of the Company as at the date hereof.

Disclosure on Internal Controls

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of December 31, 2015, and there have been no significant changes to internal control over financial reporting in the period ended December 31, 2015.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the audited consolidated financial statements for the period ended December 31, 2015, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2015 audited consolidated financial statements, except for the change in functional currency described in Note 2 of the Company’s audited 2015 consolidated financial statements.

Adoptions of new standards and amendments to existing standards have had no material impact on the Company’s financial position or financial performance.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.

Significant estimates and assumptions about the future and other sources of estimation uncertainty that management has made could result in a material adjustment to the carrying amounts of assets and liabilities in the event actual results differ from assumptions made. These assumptions relate to, but are not limited to: the determination of environmental obligations; the recoverability of capital assets and product development; the amortized cost of the long-term borrowing calculated using the effective interest rate method; the assumptions used in the determination of the fair value of stock-based compensation; convertible note and derivative liability. Please refer to Note 2 of the Company’s 2015 audited consolidated financial statements for a description of the critical accounting estimates and judgment.

Financial Instruments

The Company has designated its cash, amounts due from exploration partners, marketable securities, reclamation bonds, accounts payable and accrued liabilities, loan payable and derivative liabilities as financial instruments.

Derivative liability is measured at fair value and categorized in Level 2. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date. The recorded amount for cash, amounts due from exploration partners, accounts payable and accrued liabilities and loans payable approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available on the Sedar website at www.sedar.com and SEC website at www.sec.gov.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2015

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

December 31, 2015		December 31, 2014

Rate at end of period	1.3840	1.1627
Average Rate	1.2787	1.1041
High	1.4003	1.1643
Low	1.1679	1.0627
Rate used for conversion from CDN$’s to US$’s		1.1608
www.bankofcanada.ca

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g